UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2025

Hut 8 Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41864	92-2056803
(State or other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Brickell Avenue, Suite 1500, Miami, Florida	33131
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (305) 224-6427

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	HUT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.Regulation FD Disclosure

On May 12, 2025, Hut 8 Corp., a Delaware corporation (the “Company”), issued a press release (the “Press Release”) regarding the Transaction (as defined below). A copy of the Press Release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information included in this Item 7.01 and in the Press Release attached hereto as Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall any such information or exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such document.

Item 8.01.Other Events.

On May 9, 2025, American Bitcoin Corp. (“American Bitcoin”), a Delaware corporation and majority-owned subsidiary of the Company focused on industrial-scale Bitcoin mining and strategic Bitcoin reserve development, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation, and GDM Merger Sub II LLC, a Delaware limited liability company, providing for the acquisition of American Bitcoin by Gryphon.

At the closing of the transactions contemplated by the Merger Agreement (the “Transaction”), the issued and outstanding capital stock of American Bitcoin will be canceled and converted into the right to receive newly issued stock representing, in the aggregate, approximately 98% of the issued and outstanding stock of Gryphon as of immediately following the Transaction. Upon the completion of the Transaction, Gryphon is expected to be renamed “American Bitcoin Corp.”

Immediately following the completion of the Transaction, the Company will beneficially own a majority of the issued and outstanding capital stock of the combined company.

The consummation of the Transaction is subject to the satisfaction or waiver of customary closing conditions, including the approval of the Transaction by Gryphon’s stockholders and the approval of the combined company’s application for listing on The Nasdaq Capital Market of certain stock consideration to be received by the stockholders of American Bitcoin in the Transaction.

Item 9.01Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release, dated May 12, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Note Regarding Forward–Looking Information

This Current Report on Form 8-K includes “forward-looking information” and “forward-looking statements” within the meaning of the United States securities laws and Canadian securities laws, respectively. All information, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events, or developments that either the Company or American Bitcoin expects or anticipates will or may occur in the future is forward-looking information. Examples of forward-looking statements include, but are not limited to, statements relating to the structure, timing, and completion of the proposed Transaction between American Bitcoin and Gryphon, the combined company’s listing on Nasdaq after the closing of the proposed Transaction, and the expected ownership structure of the combined company.  Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely,” or similar expressions.

Forward-looking statements are not statements of historical fact, but instead represent management’s expectations, estimates, and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by the Company as of the date of this Current Report on Form 8-K, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance, or achievements to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to: the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the possibility that the proposed Transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed Transaction from Gryphon’s stockholders, if at all; risks related to Gryphon’s continued listing on Nasdaq until the closing of the proposed Transaction; the outcome of any legal proceedings that may be instituted against American Bitcoin, Gryphon, or the combined company; the possibility that the anticipated benefits of the proposed Transaction to the Company or to American Bitcoin are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized, if at all; the possibility that the integration of the two companies may be more difficult, time-consuming, or costly than expected; the possibility that the proposed Transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of the Company’s and American Bitcoin’s respective management’s attention from ongoing business operations and opportunities; changes in Gryphon’s stock price before closing; failure of critical systems; geopolitical, social, economic, and other events and circumstances; competition from current and future competitors; risks related to power requirements; cybersecurity threats and breaches; hazards and operational risks; Internet-related disruptions; dependence on key personnel; American Bitcoin’s limited operating history; attracting and retaining customers; entering into new offerings or lines of business; price fluctuations and rapidly changing technologies; purchasing miners; relying on third-party mining pool service providers; uncertainty in the development and acceptance of the Bitcoin network; Bitcoin halving events; competition from other methods of investing in Bitcoin; concentration of Bitcoin holdings; hedging transactions; potential liquidity constraints; legal, regulatory, governmental, and technological uncertainties; and other factors that may affect future results of the Company, American Bitcoin, Gryphon, or the combined company. Additional factors that could cause results to differ materially from those described above can be found in Gryphon’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and other documents subsequently filed by Gryphon with the Securities Exchange Commission (the “SEC”), and in the Company’s recent and upcoming annual and quarterly reports and other continuous disclosure documents, which are available under the Company’s EDGAR profile at www.sec.gov and SEDAR+ profile at www.sedarplus.ca.

Additional Information About the Proposed Transaction and Where to Find It

This Current Report on Form 8-K relates to a proposed Transaction between American Bitcoin and Gryphon. In connection with the proposed Transaction, Gryphon intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the Class A common stock to be issued by Gryphon in connection with the proposed Transaction. The Registration Statement will include a proxy statement of Gryphon and a prospectus of Gryphon (the “Proxy Statement/Prospectus”), and each of American Bitcoin and Gryphon may file with the SEC other relevant documents concerning the proposed Transaction. After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Gryphon to seek their approval of the proposed Transaction. This Current Report on Form 8-K is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that American Bitcoin or Gryphon has filed or may file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN BITCOIN, GRYPHON, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents, if and when filed by American Bitcoin and Gryphon with the SEC, may be obtained free of charge, if and when they become available, at the SEC’s website at www.sec.gov. You will also be able to obtain these documents free of charge, if and when they are available, by directing a request to Gryphon’s Investor Relations department by emailing James@HadenIR.com. The information on the Company’s, American Bitcoin’s and/or Gryphon’s respective websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

American Bitcoin, Gryphon and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about the directors and executive officers of Gryphon, their ownership of Gryphon common stock, and Gryphon’s transactions with related persons is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 31, 2025, the definitive proxy statement for Gryphon’s 2024 annual meeting of stockholders, as filed with the SEC on August 7, 2024, the definitive proxy statement for Gryphon’s 2025 special meeting of stockholders, as filed with the SEC on April 21, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of American Bitcoin and Gryphon and other persons who may be deemed to be participants in the solicitation of stockholders of Gryphon in connection with the proposed Transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed Transaction or other relevant materials filed with the SEC, if and when they become available. These documents (if and when available) may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Gryphon using the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUT 8 CORP.

Date: May 12, 2025
	By:	/s/ Asher Genoot
		Name:	Asher Genoot
		Title:	Chief Executive Officer